UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response............. 2.50

FORM 12b-25	SEC FILE NUMBER 001-37459

NOTIFICATION OF LATE FILING	CUSIP NUMBER G98847117

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Yulong Eco-Materials Limited

Full Name of Registrant

Former Name if Applicable

Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua Area

Address of Principal Executive Office (Street and Number)

Pingdingshan, Henan Province, People’s Republic of China

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company has experienced a delay in completing the information necessary for inclusion in its Form 10-Q for the period ended September 30, 2016. The Company expects to file the Form 10-Q within the allotted extension period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Francis Chen, Esq.	(424)	239-1890
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual report on Form 10-K for the fiscal year ended June 30, 2016

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Yulong Eco-Materials Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2016	By	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer

3